March 1, 2005

Via Edgar

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Teknik Digital Arts, Inc. Registration Statement on Form SB-2 File No. 333-118101

Ladies and Gentlemen:

     On behalf of Teknik Digital Arts, Inc., a Nevada corporation (the “Company”), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 3 to the Registration Statement on Form SB-2 (the “SB-2 Amendment”) of the Company for registration under the Securities Act of 1933, as amended (the “Securities Act”), of the resale of up to 4,440,000 shares of the Company’s common stock to be sold by the selling shareholders described therein.

     The SB-2 Amendment has been prepared in response to the Staff’s comments to such filing. The Staff’s comments are set forth in a letter, dated February 9, 2005, from Barbara Jacobs, Assistant Director, addressed to John R. Ward, Chairman and Chief Financial Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Unless otherwise noted, all references to page numbers refer to the SB-2 Amendment filed herewith.

AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2

Prospectus Summary

Our Markets, p. 2

1.	While we note the revisions you have made in response to our prior comment 3, we were not able to access the “VCs Embrace Gaming” article you cite to in your response number 3(b). Accordingly, please supplementally provide us with such article and tell us whether it is available for free or for a nominal amount, or remove the reference to the statistics you used from this article.

United States Securities and Exchange Commission
March 1, 2005

     In, accordance with your comment, we have supplementally provided you with the requested article, which is available for free.

Risk Factors

We depend heavily upon intellectual property licenses from others and our failure to maintain these licenses could seriously harm our business, p. 10

2.	We reissue our prior comment 5. Revise this risk factor to identify the significant third parties on whom you rely and the extent to which your business is dependent upon them. Additionally, revise to disclose whether you would be able to locate suitable replacements if these licenses were terminated or not renewed.

     In accordance with your comment, we have revised this risk factor at page 10 to address the importance of obtaining such licenses generally to our business model. Because the Company is not yet generating revenues from its licenses, we have removed reference to its current reliance on any particular licenses, and disclosed the risks associated with failing to obtain and maintain licenses.

Plan of Operations

Summary of our plan, p. 19

3.	We note that your expenses significantly increased in the fourth quarter of fiscal 2004. For example, while research and development expenses were only $587,061 for the nine months ended June 30, 2004, they were $2,112,868 for the year ended September 30, 2004. Your other expenses appear to have similarly increased. Revise your disclosure throughout this section to better explain the cause of this increase in expense and how it has affected your business. For example, do you still believe that you will be able to fund your working capital requirements over the next 12 months with funds from your revolving credit facility? Do you still require approximately $25,000 per month to fund operations? Finally, given the increased expenses, what is the period over which you could fund your working capital requirements with the cash you currently have?

     In accordance with your comment, we have revised the disclosure at page 18 to indicate that the increase in expenses in the fourth quarter of fiscal 2004 was primarily attributable to the following non-recurring, non-cash charges: (1) $780,000 relating to the issuance of the warrants to CodeFire Acquisition Corp. (“CAC”) in connection with the Exchange Agreement; (2) $40,000 relating to the issuance of the warrants to Fortune Labs in connection with the Software Purchase Agreement; and (3) $1,375,000 relating to the issuance of common stock to Gaylord Sports Management, LLC, Rick Smith Enterprises, Mickelson, Inc. and Independent Golf Research Corporation, under various agreements with such parties. Also, in the fourth quarter of fiscal 2004, the Company incurred approximately $70,000 in accounting and legal fees, primarily related to the offering under the SB-2 and considered non-recurring charges.

United States Securities and Exchange Commission
March 1, 2005

     We have also revised the disclosure at page 16 to reflect that the Company has increased its estimate of the amount required to fund monthly operations to $30,000 per month. This increase is based on expenses incurred in the first quarter of fiscal 2005, and reflects quarterly estimates of approximately $37,000 of payroll expenses, $16,000 of insurance, $25,000 of accounting and legal expenses and $11,000 of general and administrative expenses.

     Additionally, we have revised the disclosure at pages 20 and 33 to reflect that, as a result of the extension of the revolving credit facility with CAC through March 1, 2006 and the increase in the aggregate borrowing availability under the facility from $500,000 to $1,000,000, the Company believes that it has sufficient funds available to fund operations for the next twelve months.

Expenses, p. 20

4.	Tell us and disclose whether any of the expenses incurred were partially related to the issuance of common stock. If so, you should clearly discuss this fact including identifying the value attributable to each of the services performed and how these individual services were valued as well as the individual expense amounts recorded. These disclosures should be made for the entire 12 month period ending September 30, 2004. In addition, ensure that your notes to the financial statements disclose each issuance of shares of common stock that were exchanged for services and compensation. Please revise.

     In accordance with your comment, we have revised the disclosure at pages 18 and 19 to indicate those expenses incurred in connection with the issuance of common stock in exchange for services performed for the Company for the fiscal year ended September 30, 2004, including how the services were valued and the amounts expensed.

     Additionally, in accordance with your comment, each issuance of shares of common stock exchanged for services and compensation is included in Note 1 to the financial statements.

Liquidity and capital resources, p. 21

5.	While we note the revisions you have made in response to our prior comment 9, it is still unclear how much you owe to CAC. For example, you indicate that as of December 31, 2003, you had drawn down an aggregate of $500,000 on the line of credit but then exchanged the principal amount of this debt for shares, which reestablished borrowing availability of $500,000. You also indicate that as of September 30, 2004, you continued to have $500,000 of borrowing availability. However, it appears that you accrued a $25,000 liability to CAC in the fourth quarter of fiscal 2004. Did you drawn down $25,000, does this amount represent interest on past borrowings or does it represent some other liability? Please revise to explain.

     In accordance with your comment, we have revised the disclosure on page 19 to reflect that borrowing availability under the line of credit with CAC on September 30, 2004 and December 31, 2004 was $475,000 and $215,000, respectively.

United States Securities and Exchange Commission
March 1, 2005

6.	Additionally, please revise your disclosure to indicate whether you will be able to pay any amounts owing under the revolving credit facility when they become due on March 1, 2005 and whether your credit facility will be renewed at that time.

     In accordance with your comment, we have revised the disclosure on pages 20 and 33 to disclose the extension of the revolving credit facility with CAC through March 1, 2006 and the increase in the aggregate borrowing availability under the facility from $500,000 to $1,000,000.

Executive Compensation

Summary Compensation Table, p.29

7.	While we note the revisions you have made to the compensation table footnotes, it does not appear that you have reflected your April 2004 grant of 250,000 shares to Mr. Comstock in the table. Please revise accordingly. Again, please ensure that all information required by Item 402(b)(2) of Regulation S-B has been provided in the appropriate sections of your filings.

     In accordance with your comment, we have revised the Summary Compensation Table on page 27 to be consistent with the information provided in the footnotes to the table. The table has been revised to disclose the value of the 250,000 shares granted to Mr. Comstock in each of fiscal 2003 (valued at the par value of $0.001 per share) and fiscal 2004 (valued at $0.50 per share). We have also revised the “Security Ownership of Certain Beneficial Owners and Management” table on page 31 to incorporate the stock issuable to Mr. Comstock upon exercise of his options.

Financial Statements

8.	Revise to provide the disclosures required by paragraphs 11(a) and (b) of SFAS 7 for development stage entities.

     We have revised the disclosures in the financial statements in accordance with your comment.

Note 4 – Warrants, p.F-19

9.	Revise to disclose why the warrants were issued and how the warrants were accounted for. Clearly disclose how these warrants were valued and the amount of expense recognized.

     We have revised the disclosure in Note 4 of the financial statements in accordance with your comment.

United States Securities and Exchange Commission
March 1, 2005

Note 5 – Commitments and Contingencies, p.F-21

10.	We note your response to our prior comment 12. Revise to disclose the term or expiration date of all of the contractual arrangements discussed in Note 5 to the financial statements.

     We have revised the disclosure in Note 5 in accordance with your comment.

11.	We note your response to our prior comment 12. Revise to disclose how the 250,000 shares of restricted stock and 500,000 warrants issued to Mickelson were valued and disclose the amount of the expense recognized (your page 26). Indicate why the warrants are not included in the “summary of the activity of the warrants” table (your page F-20). In addition, disclose how you valued and accounted for the 250,000 shares of restricted stock issued to Gaylord.

     The disclosure on page 23 indicates that, in addition to the 250,000 shares of restricted common stock issued to Mickelson, Inc. as consideration for entering into the agreement with the Company, Mickelson, Inc. may elect to receive, in lieu of all future royalties, 250,000 shares of common stock and a warrant to purchase an additional 500,000 shares at $1.00 per share. To date Mickelson, Inc. has not earned and therefore could not have elected to so convert its royalty interests, and therefore neither the additional 250,000 shares of common stock nor the warrant for 500,000 shares has been issued. The disclosure in Note 5 to the financial statements is consistent with the foregoing disclosure.

     Additionally, in accordance with your comment, we have revised Note 5 to disclose how the shares issued to Gaylord Sports Management, as well as the shares issued pursuant to the other sponsorship and development agreements, were valued and accounted for.

Note 9 – Subsequent Events

12.	Revise to discuss the specific nature and terms of the joint venture agreement entered into with Pep Pad LLC in October of 2004. Disclose how you are accounting for the 50/50 joint venture with Pep Pad LLC. Indicate how the rights assigned in the SDK software license were valued. Tell us why you will not be consolidating this joint venture. Your response should address FIN 46R.

     We have revised the disclosure in Note 7 (Investments – Joint Venture) in accordance with your comment.

13.	We note your response to our prior comment 13. Revise to disclose the terms of the October 2004 arrangement with Phil Simms. Tell us how the 20,000 shares of restricted stock issued to Phil Simms were valued and disclose the amount of the expense recognized.

     We have revised the disclosure in Note 5 (Commitments and Contingencies) in accordance with your comment.

United States Securities and Exchange Commission
March 1, 2005

Exhibits

14.	We reissue our prior comment 24. Please file as exhibits to the registration statement, the license agreements regarding Anidragon, “Fear Factor” and “Next Action Star”. Additionally, please file the agreements with Gaylord Sports Management Group, LLC, under which you have secured licenses regarding your golf products; the agreement with Pep Pad, LLC; the agreement with Phil Simms; and the hardware platform licenses with Sony, Sega, Microsoft and Nintendo.

     In accordance with your comment, we have filed the above-referenced licenses, with the exception of the “hardware platform licenses with Sony, Sega, Microsoft and Nintendo.” The Company does not currently have such licenses, and only anticipates obtaining such licenses upon delivery of a final product to these manufacturers. Our risk factor, at page 10, has been revised to clarify that fact.

     Please direct any inquiries or comments to the undersigned at (602) 528-4134. My fax number is (602) 253-8129.

Sincerely,

/s/ Gregory R. Hall

Gregory R. Hall

GRH/sgh